UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Perpetua Resources Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

714266103
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons Kopernik Global Investors, LLC
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,465,823
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,601,269
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,601,269
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 4.0% (1)
12. Type of Reporting Person IA
(1)	Based on 64,595,447 common shares outstanding as of August 2, 2024 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024.

1. Names of Reporting Persons David B. Iben
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,465,823
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,601,269
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,601,269
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 4.0% (1)
12. Type of Reporting Person HC
(1)	Based on 64,595,447 common shares outstanding as of August 2, 2024 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G filed on February 14, 2024 by Kopernik Global Investors, LLC (as amended, this “Schedule 13G”). This Amendment No. 1 is being filed to add David B. Iben as a reporting person and reflect current beneficial ownership holdings. Mr. Iben does not directly own any securities that are the subject of this Schedule 13G.

Item 1.

(a)	Name of Issuer: Perpetua Resources Corp.

(b)	Address of Issuer’s Principal Executive Offices: 405 S. 8th Street, Suite 201, Boise ID 83702

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is jointly filed by Kopernik Global Investors, LLC (“Kopernik Global Investors”) and David B. Iben (collectively, the “Reporting Persons”). Kopernik Global Investors is an investment adviser. Mr. Iben is the controlling member and Chief Investment Officer of Kopernik Global Investors.

(b)	Address of Principal Business Office or, if None, Residence:

Two Harbour Place

302 Knights Run Avenue, Suite 1225

Tampa, FL 33602

(c)	Citizenship:

Kopernik Global Investors is a limited liability company organized under the laws of Delaware. Mr. Iben is a citizen of the United States of America.

(d)	Title and Class of Securities:

Common Shares, no par value (“Common Shares”)

(e)	CUSIP No.:

714266103

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8;.
(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4. Ownership.

(a)	Amount beneficially owned:

The Reporting Persons beneficially own, in the aggregate, 2,601,269 Common Shares. None of the securities are held by the Reporting Persons. The filing of this statement shall not be construed as an admission that either of the Reporting Persons is the beneficial owner of any of the securities covered by this Schedule 13G for any other purpose.

(b)	Percent of class:

The number of Common Shares beneficially owned by the Reporting Persons represents 4.0% of the Issuer’s outstanding Common Shares based on 64,595,447 Common Shares outstanding as of August 2, 2024 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024.

(c)	As of September 30, 2024, the number of Common Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,465,823
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,601,269

As of December 31, 2023, the number of Common Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 5,121,810
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 5,381,387

As of December 31, 2022, the number of Common Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 5,121,810
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 5,381,387

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Securities reported on this Schedule 13G are beneficially owned by investment advisory clients which may include investment companies registered under the Investment Company Act and/or other separately managed accounts. No such person beneficially owns over 5%.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of dissolution of group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Exhibits

99.1       Joint Filing Agreement, dated November 4, 2024, by and between Kopernik Global Investors, LLC and David B. Iben.

99.2       Power of Attorney appointing Sarah L. Bertrand, dated October 25, 2024, signed by David B. Iben.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2024

KOPERNIK GLOBAL INVESTORS, LLC

By:	/s/Sarah L. Bertrand
Name:	Sarah L. Bertrand
Title:	General Counsel and Chief Compliance Officer

/s/ David B. Iben by Sarah L. Bertrand, power of attorney
David B. Iben by Sarah L. Bertrand, power of attorney